Exhibit 99.1

TDH Holdings Regains Compliance with the Minimum Bid Price Requirement

QINGDAO, China, August 19, 2019, /PRNewswire/ -- TDH Holdings, Inc. (PETZ), a PRC-based company that specializes in the development, manufacturing and sales of various pet food products under multiple established brands in China, Asia and Europe (the “Company”), today announced that it had received written notice from Nasdaq that the Company has regained compliance with the minimum bid price continued listing requirement. The Company regained compliance with this requirement as a result of its common shares’ closing bid price having been at or above the minimum requirement of $1.00 per share for a minimum of ten consecutive trading days.

The Company is scheduled to appear before the Nasdaq Hearings Panel on August 22, 2019 to address another continued listing deficiency pertaining to the Company’s inability to maintain compliance with a minimum of $2.5 million in stockholders’ equity for continued listing on the Nasdaq Stock Market as required under Listing Rule 5550(b)(1). There can be no assurance that, following the hearing, the Panel will grant the Company’s request for additional time to regain compliance with the remaining Nasdaq continued listing requirement. If the Panel does not grant the Company’s request for additional time, the Company’s securities will be subject to delisting. If the Company is delisted from the Nasdaq Capital Market, its common shares may be traded over-the-counter on the OTC Bulletin Board or in the “pink sheets” if one or more market makers seeks and obtains approval by the Financial Industry Regulatory Authority to continue quoting in the Company’s common shares. Many over-the-counter stocks trade less frequently and in smaller volumes than securities traded on the Nasdaq markets, which would likely have a material adverse effect on the liquidity and value of the Company’s common shares.

About TDH Holdings, Inc.

Founded in April 2002, TDH Holdings, Inc. is a developer, manufacturer and distributer of a variety of pet food products under multiple brands that are sold in the China, Asia and Europe. More information about the Company can be found at www.tiandihui.com.

Cautionary Note Regarding Forward-Looking Statements

Certain statements in this press release are forward-looking statements that involve a number of risks and uncertainties, including statements relating to the Company's ability to regain compliance with the Nasdaq listing requirements. Actual events or results may differ materially from the Company's expectations.  Factors that could cause actual results to differ materially from those stated or implied by the Company's forward-looking statements are disclosed in its filings with the Securities and Exchange Commission.  These forward-looking statements represent the Company's judgment as of the time of this release.  The Company disclaims any intent or obligation to update these forward-looking statements, other than as may be required under applicable law.

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